UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	TX	77002-3003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L. Ball - 713-224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Ave., Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Cinda R Fitzpatrick

Notary Public

CINDA R. FITZPATRICK
Notary Public, State of Texas
Comm. Expires 02-09-2022
Notary ID 378629

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Sanders Morris Harris LLC

December 31, 2018

Filed pursuant to SEC Rule 17a-5 (e)(3) as a PUBLIC document

Sanders Morris Harris LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sanders Morris Harris LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris LLC (the "Company") as of December 31, 2018, and the related consolidated notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Whitley Penn LLP

Dallas, Texas
February 27, 2019

Sanders Morris Harris LLC
Consolidated Statement of Financial Condition

	December 31, 2018
Assets	
Current assets	
Cash and cash equivalents	$ 3,528,107
Commissions receivable	110,812
Other accounts receivable	25,702
Accounts receivable, related parties	7,504
Prepaid expenses and other current assets	233,967
Note receivable, current portion	1,483
Notes receivable, related parties, current portion	58,293
Total current assets	3,965,868
Property and equipment, net	344,643
Financial instruments, at fair value	192
Deposits with clearing organizations	300,000
Deposits	48,034
Total assets	$ 4,658,737
Liabilities and Members' Equity	
Current liabilities	
Accounts payable	$ 689,935
Accounts payable, related parties	18,097
Accrued employee compensation and benefits	886,210
Total liabilities	1,594,242
Commitment and contingencies	
Members' equity	3,064,495
Total members' equity	3,064,495
Total liabilities and members' equity	$ 4,658,737

See accompanying notes to consolidated financial statements.

4

1. Organization and Nature of Operations

Nature of Operations

Sanders Morris Harris LLC ("the Company") is a limited liability company in the state of Texas with the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2018 are carried by third party clearing firms Pershing LLC, an affiliate of the Bank of New York Mellon, and First Clearing, a trade name of Wells Fargo Clearing Corporation, LLC, under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

Effective February 1, 2017, the Company, with HWG Insurance Agency, LLC ("HWG"), its wholly owned subsidiary, were acquired by Tectonic Holdings, LLC ("Tectonic"), and simultaneously, its Operating Agreement was amended to reflect Tectonic Holdings, LLC as its sole member and parent, and Tectonic Services, LLC as its non-member LLC manager. Tectonic has other wholly-owned subsidiaries, which became related parties to the Company effective February 1, 2017.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity.

Management estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's commissions receivable balance consists of commissions due from clearing firms and public and private offerings.

Notes receivable are stated at their net realizable value. For notes receivable that are interest bearing, interest income is recognized using the effective interest method over the life of the related note receivable.

Management monitors receivables for any collection issues. The Company does not typically require collateral. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance. As of December 31, 2018, no receivables were deemed uncollectable.

Fair Value

The fair value of cash and cash equivalents, deposits, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income taxes

The Company is a wholly owned subsidiary of Tectonic Holdings, LLC, and has elected to be taxed as an entity disregarded as separate from its owner for federal tax purposes. Tectonic Holdings, LLC has elected to be treated as a partnership for federal income tax purposes. Accordingly, any federal tax liability related to its earnings and losses, which include the earnings and losses of the Company, is the responsibility of its members.

Although the Company is not a taxpaying entity for federal income tax purposes, it is subject to Texas franchise tax which is imposed on an entity's margin rather than on its net income, and certain aspects of the tax are similar to an income tax. During the year ended December 31, 2018, the Company recognized approximately $290 in franchise tax expense, which is included in other expense in the statement of income.

The Company's policy is to recognize potential interest and penalties related to income tax matters in income tax expense. The Company believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Under the new centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service ("IRS") assesses and collects underpayments of tax from the partnership instead of from each partner. The Company expects to make an election to opt-out of these rules on its 2018 federal return.

The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the partnership as a result of an IRS examination would be treated as a distribution from the partnership to the partners in the financial statements.

Revenue Recognition

Revenue from contracts with customers includes commission income related to brokerage transactions and services, and fees from asset management and investment banking services. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees
Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees: As additional consideration for the investment advisory services noted above, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company's contracts of this nature specify a quarterly performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Currently, fees of this nature represent a small portion of the Company's advisory fee revenue. Revenues are recognized in the period following the conclusion of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur. Therefore, performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions and Investment Banking
Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firms. Each time a customer enters into a buy or sell transaction, the

Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty, and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through a sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best effort, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company provides advisory services on an ongoing basis related to prospective mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statements of financial condition and would be amortized over the estimated customer relationship period.

Recent accounting pronouncements

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the standard in the first quarter of 2018, and its adoption did not have a significant impact on the Company's financial statements.

ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or

control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be adopted by the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provisions of the new lease standard and the impact it will have on the Company's financial statements.

ASU 2018-13, "Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company's financial statements.

ASU 2016-18, "Statement of Cash Flows" (Topic 230). ASU 2016-18 provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This pronouncement is effective for reporting periods beginning after December 15, 2017 using a retrospective adoption method. The adoption of ASU 2016-18, effective January 1, 2019, will not have any impact on the Company's consolidated financial statements.

3. Fair Value Measurement

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments, at fair value on the Consolidated Statement of Financial Condition consist of investments in mutual funds and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar

assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

4. Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of December 31, 2018 with clearing organizations to meet this requirement.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements as of December 31, 2018 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 325,895	3 Years
Equipment and software	94,666	3 - 4 Years
Leasehold Improvements	96,086	5 Years
Accumulated depreciation	(172,004)	
Furniture, equipment and leashold improvements, net	$ 344,643	

Depreciation expense for the year ended December 31, 2018 is $91,193.

7. Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Advisors, LLC Retirement Plan & Trust (the "Plan"). Under the Plan, the Company contributed $101,980 of safe harbor contributions during the year ended December 31, 2018, of which $41,000was accrued for the year ended December 31, 2018. The company contributes 3% of a participant's compensation to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. Effective December 1, 2018, the plan converted from a trustee directed plan to participant direction. Subsequent to this date, contributions to the Plan are invested as directed by the respective plan participant into the funds selected by them from the alternatives available.

8. Commitments and Contingencies

The Company has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Consolidated Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The

Company is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of December 31, 2018.

Total rental expense for operating leases was $405,331 for the year ended December 31, 2018. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire by 2023 with initial non-cancellable terms in excess of one year.

Future minimum commitments under these operating leases are as follows:

2019	$	447,824
2020		468,467
2021		203,284
2022		70,120
2023 and thereafter		77,330
Total minimum rental payments		1,267,025
Less: Minimum sublease rentals		(194,896)
Net minimum rental payments	$	1,072,129

9. Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at December 31, 2018.

10. Concentration of Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

11. Related Party Transactions

The Company and Tectonic Services, LLC ("Services") have entered into a management services agreement under which the Company receives administrative services from Services and in turn is charged for such services. This agreement provides for Services to perform services related to management, legal and other administrative responsibilities. The Company and Services agreed to a reasonable allocation of costs incurred by Services for services provided by its employees. For the year ended December 31, 2018, the Company incurred and paid $60,000 in management fees and the amount is included in other expenses in the accompanying statement of income.

The Company is also a member of a group of related operating companies. The related members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The amount due from these related parties was $7,504 and the amount owed to these related parties was $18,097. These amounts are included in receivable from related parties and payable to related parties in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule, and forgiven amounts result in the recognition of compensation expense to the payee. The amortization period for the notes receivable, related parties does not exceed three years.

Notes receivable, related parties was $58,293 as of December 31, 2018, respectively. For the year ended December 31, 2018, the Company recognized $64,600 in compensation expense, including $2,230 in interest income in relation to the forgiven notes receivable.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2018, the Company had net capital, as defined, of $2,308,499, which was $2,058,499 in excess of the required minimum net capital of $250,000. As of December 31, 2018, the Company had aggregate indebtedness of $1,612,852, and its aggregate indebtedness to net capital ratio was .70 to 1.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with US GAAP.

13. Reserve Requirements

As of December 31, 2018, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" in the supplementary information of this report.

14. Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, which is the date these financial statements were available for issuance.